SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
 Telephone (775)241-8308

February 4, 2014

Mr. Jay E. Ingram
Mr. David Korvin
United States Securities and Exchange Commission
Washington D.C.20549-4631

Re:	Spacepath, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 12, 2013 File No. 333-191545

Dear Mr. Ingram and Mr. Korvin,

We have received your letter of December 20, 2013 and appreciate your comments.  We have amended our registration statement in response to your comments as outlined below:

General

1.
We note your response to comment 1 in our letter dated October 29, 2013. We continue to believe that you are a shell company, as that term is defined under our rules. Note that the definition of a shell company in Rule 405 of Regulation C under the Securities Act does not turn on a company’s pursuit of a business plan, but rather on the nature and size of a company’s operations and assets. Since it appears from your disclosure that you have only nominal operations and assets consisting solely of cash, revise disclosure throughout the registration statement to indicate that you are a shell company. Additionally, disclose the consequences of your shell company status, including the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. Disclose your shell company status on the outside front cover page and provide risk factor disclosure, as appropriate.

The registration statement has been revised to disclose the $18,490 in additional revenue that has been generated over the past three months since the October 31, 2013 financial statements (which disclosed revenue of $29,225).  In addition we have also disclosed the developments in operations, which include hiring 2 independent salespeople to promote the company’s products, leasing office space in Oceanside, CA and the purchase of an assembly plant in Russia.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
 Telephone (775)241-8308

We have been diligent in pursuing our business plan since our inception.  Our initial efforts included research into how to best develop a distribution system for our products and laying the groundwork for our business operations.  Our initial sale of product was achieved in October 2013, approximately nine months after the inception of our company.  We keep moving the company forward based on these revenues.

We have now achieved sales and revenues in the aggregate amount of $47,715 and have acquired additional assets other than cash.  Below is an itemization of some specific actions taken in the development of our business and the dates when these were achieved:

10/03/13: hired two independent sales representatives;
10/21/13: leased U.S. office in Oceanside, CA;
10/24/13: purchased office computer and furniture for U.S. office ($1,650);
10/30/13: invested $1,400 in website promotion;
01/16/14: signed up new supplier Ningbo Donewa (Agreement is included as an Exhibit).
01/23/14: purchased a small assembly plant in Russia, primarily for assembly of custom orders from ready components purchased from our suppliers.

We, again, respectfully disagree with your determination that we are a shell company.  A shell company is defined under Rule 144 as a company with no or nominal assets (other than cash) or operations.  A legitimate startup company is different from a shell company.  We have a specific business plan; have commenced operations, purchased assets and generated revenues.  We have entered into numerous supplier contracts and continue to do so, have commenced sales and are able to report $47,715 in revenues during the past 4-5 months.

Prospectus Summary, page 6

Corporate Background and Business Overview, page 6

2.
We note your response to comment 6 in our letter dated October 29, 2013. Although you have changed your telephone number on the cover page, the phone number from your initial registration statement, 503-660-3174, remains in this section. Please revise the telephone number provided here to conform to the one listed on your cover page.   Additionally, please indicate how Mr. Zasoryn, a resident of Russia, can be reached by a telephone number with a Nevada area code.

The phone number on page 6 has been corrected. If the outside salesperson is in the office he will answer any incoming calls, otherwise Mr. Zasoryn checks the messages at least once a day.

Summary of Financial Information, page 8

3.
Please include a prominent note in this section clearly stating that although your statement of operations reports net income, it does not reflect any compensation for your sole employee, as well as certain other expenses that will be incurred going forward.

The note has been included.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
 Telephone (775)241-8308

Risks Relating to Our Business, page 9

We intend to become subject to the periodic reporting requirements…, page 14

4.
We note your disclosure that the costs charged by independent public accountants and legal counsel for their services in preparing the reports cannot be accurately predicted appears inconsistent with disclosure on page 19 that you anticipate these costs over the next 12 months will be $8,900. Please reconcile the disclosures.

The risk factor has been updated to include the anticipated cost over the next 12 months and also revised to disclose why these costs may be greater in the future.

Management’s Discussion and Analysis and Plan of Operation, page 20

Revenue and Results of Operation, page 22

5.
We note the first sentence states that you have “not generated $29,225 in revenues” [emphasis added], while other parts of your registration statement indicate that you have generated revenue. Please revise this inconsistency.

The first sentence has been corrected.

6.
Please expand your discussion and analysis for how your revenue was generated to provide investors with a full understanding of all the material factors impacting this line item. For example, disclose the number of water filtration systems you have sold and the average price the water filtration systems have sold for. Refer to Item 303(a)(3) of Regulation S-K.

The disclosure has been expanded.

7.	Please provide appropriate discussion and analysis of your cost of sales. Refer to Item 303(a)(3) of Regulation S-K.

We have discussed the cost of sales.

Expenditures and Plan of Operation for the next 12 months, page 23

8.
We note your response to comment 22 in our letter dated October 29, 2013, however, the data here is still inconsistent with the date under the “Use of Proceeds” section on page 17. Please revise the chart to correct the inconsistency.

The inconsistencies have been corrected.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
 Telephone (775)241-8308

Significant Accounting Policies, page 24

9.
Please amend to disclose your accounting policy for the recognition of revenue, addressing each of the four criteria in SAB Topic 13. Describe the customers you sold products to and summarize the key terms and conditions of the sales. Describe how the products were delivered to the customers. Tell us whether any of the customers were related parties.

We have disclosed our accounting policy for revenue recognition and provided the additional information requested.

Description of Business, page 25

In General, page 25

10.
We note your response to comment 25 in our letter dated October 29, 2013. Please furnish supplemental support for your disclosure that your intended mark ups are in the middle range of your competition.

The disclosure is solely based on management’s belief and not based upon any hardcopy numbers that we can send to you for support.  Once we have more customers we may have to adjust our mark up based upon market demand.

11.
We note that you have had revenues of $29,225 and cost of sales of $17,002, which indicates that you have been able to sell your products at a mark up of 71.9%, which is considerably higher than the 10% to 20% you have disclosed as your goal throughout the registration statement. Please discuss the factors that have allowed you to sell your water filtration systems at this considerably higher mark up and whether or not this is sustainable. If you do not think this current trend is sustainable, please discuss why. Refer to Item 303(a)(3) of Regulation S-K.

We have corrected the mark up based upon the current purchases and sales.  The current cost of goods sold is approximately 66%, however this is on the top end as the suppliers provided us with sample inventory at no cost which we were able to sell immediately to our client.  We will be purchasing additional sample inventory in the near future to replace what was sold.

Product Overview or History of Water Filtration Systems / Types of Filters, page 26

12.
We note your response to comment 26 in our letter dated October 29, 2013. Rather than tailoring your description to the specifics of your actual business, you instead combined two sentences without adding any substance [first sentence beginning with “The first modern mechanical…”] and lifted disclosure verbatim from two additional websites: http://www.thewaterexchange.net/water-filters.htm and http://www.allaboutwater.org/filtration.html. We remind you again of the importance of providing investors with information specific to your actual business so that investors can better understand material information about your company. Refer to Item 101 of Regulation S-K.

The disclosure has been modified.

SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
 Telephone (775)241-8308

Potential Customers, page 27

13.
We note that you have had revenues in the past two months. Please disclose what type of customers you have sold the water filtration systems to in this period and how you have delivered the water filtration system to your customers. If any of these customers is responsible for at least 10% of your revenue, please disclose who the customer is. Refer to Item 101(c) of Regulation S-K.

Our primary customers will be distributors or retailers of water filtration systems. Our sales to date have been to one customer, Western Filtration, a distributor of filtration systems. Approximately 1/3 of the orders have been shipped directly to them and the remaining 2/3 they have chosen to pick up from our U.S. office in Oceanside, CA.

The company acknowledges that:

	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrey Zasoryn
Andrey Zasoryn
President & Director